From Bill Clevenger, Duquesne Brewing Co. <sales@Duquesne.beer>
Subject [Preview] Thanks for thinking this over

Hey Maverick,

I wanted to say thanks for considering participating in our crowdfund campaign. Means you're the kind of person who doesn't make this stuff a snap decision. I respect that. That's one of the main reasons we went the community route when raising capital for our brand.

If there are questions still rattling around, I'd love to answer them myself. I block off time every week to talk to folks who are thinking about backing the Duke. I've met some amazing people through these conversations thus far and can't wait to meet you.

Pick a time that works for you here: [https://calendly.com/grabaduke/30min](https://calendly.com/grabaduke/30min)

Looking forward to it.

- Bill

President/CEO, Duquesne Brewing Co.

*Disclosure: Duquesne Brewing Co. is currently conducting an offering under Regulation Crowdfunding through Wefunder Portal LLC. This communication is for informational purposes only and is not an offer to sell or a solicitation of an offer to buy securities. Any offer may only be made through the official Form C and offering materials filed with the SEC and posted on Wefunder. Investing involves risk, including the possible loss of your entire investment. Please read the full offering materials carefully before investing.*